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                                                                    EXHIBIT 16.1

Securities and Exchange Commission
Mail Stop 9-5
Washington, DC 20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K of IDB Communications Group, Inc. (the "Registrant") as filed with the Securities and Exchange Commission on May 31, 1994 (the "Form 8-K"), and have the following comments:

(A) We agree with the statements made in paragraphs 1 and 2; sentence 4 of paragraph 4; and sentence 1 of paragraph 5.

   We agree with the statements made in sentence 8 of paragraph 4 and sentence 5 of paragraph 5, if read in the context of specific discussions held between the Registrant and Deloitte & Touche ("Deloitte") regarding the requirements of Item 304 of Regulation S-K. However, prior to the time of its resignation, Deloitte, on numerous occasions, had discussed with the Registrant the unresolved and disputed items related to the first quarter of 1994 and the weaknesses in internal controls and procedures relating to the Registrant's interim reporting identified in the first quarters of 1994 and 1992, as discussed further in (C)(3) below.

   We agree with sentence 1 of paragraph 8, however, it should be noted that such meetings were held telephonically and, in addition to the one member of management on the Audit Committee, included other members of management of the Registrant.

   We agree with paragraph 9, however, it should be noted that authorization to respond to inquiries of the Registrant's prospective successor accountants was provided in a letter dated June 6, 1994.

(B) We have no basis to agree or disagree with the statements made in paragraph 3; sentence 6 of paragraph 4; and sentence 2 of paragraph 8, but would make the following observations:

   With respect to the Registrant's statements in paragraph 3 and in sentence 2 of paragraph 8, at the time of Deloitte's resignation on May 23, 1994, Deloitte disagreed with certain items that the Registrant was proposing to include in its results of operations for the quarter ended March 31, 1994, which were to be reported in the Registrant's report on Form 10-Q for that quarter, and there were other items included in the Registrant's proposed report on Form 10-Q for that quarter that Deloitte believed were not adequately supported by documentation presented to Deloitte through that date. Additionally, with respect to the Registrant's assertion in sentence 6 of paragraph 4, on May 20, 1994 management of the Registrant informed Deloitte that it intended to file its quarterly report on Form 10-Q reporting the same income before income taxes as the Registrant had previously reported in its press release, notwithstanding the disagreements and unresolved issues raised by Deloitte. At no time subsequent to May 20, 1994 through the date of Deloitte's resignation on May 23, 1994 did management of the Registrant inform Deloitte that it was prepared to further delay filing its report on Form 10-Q for the quarter ended March 31, 1994.

(C) We disagree with the statements made in sentences 1, 2, 3, 5, and 7 of paragraph 4; sentences 2, 3, and 4 of paragraph 5; paragraph 6; and paragraph 7, and believe the statements made in the indicated sentences within the referenced paragraphs should be modified as follows:

    (1) With respect to sentences 1, 2, 3, and 5 of paragraph 4, on April 25, 1994, prior to the Registrant's press release of its financial results for the quarter ended March 31, 1994, and in connection with Deloitte's performance of the procedures specified by the American Institute of
       Certified  Public  Accountants   for  a  review   of  interim   financial
       information as described in SAS No. 71, INTERIM FINANCIAL INFORMATION, on the Registrant's unaudited condensed consolidated financial statements for the three months ended March 31, 1994, Deloitte informed the
       Registrant   that  Deloitte  disagreed,  based  on  the  information  and documentation provided to Deloitte by the Registrant to that date, with recognizing as income before income taxes approximately $10.5 million of
       recorded   items   that   constituted   a   material   portion   of   the
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       $15.1  million of income before income taxes that the Registrant intended to report in its press release. Deloitte requested that the Registrant not make its press release, but the Registrant's management, with the concurrence of the Audit Committee (as Deloitte was advised at the time), nevertheless released its earnings for the quarter ended March 31, 1994.

       Subsequent to the press release, the Registrant presented Deloitte with additional information and documentation relating to the $10.5 million of income before income taxes that Deloitte had disagreed with, and based on this additional information and documentation, $1.9 million of the $10.5 million was resolved to Deloitte's satisfaction. Of the $8.6 million remaining unresolved, the Registrant agreed that $4.5 million was recorded in error and, in its place, presented Deloitte with various new and previously unrecorded items aggregating approximately $4.5 million of income before income taxes. Deloitte reviewed additional information and documentation presented by the Registrant in support of this $4.5 million and was satisfied as to $3.1 million of the items. This left, at May 13, 1994, items aggregating $5.5 million of income before income taxes unresolved. Of this amount, Deloitte disagreed with items aggregating approximately $4.1 million recognized by the Registrant as income before income taxes. The remaining $1.4 million was unresolved pending additional information and documentation to be provided by the Registrant. On May 13, 1994, Deloitte advised the Registrant that the $5.5 million constituted a material portion of the $15.1 million of income before income taxes and, if the Registrant filed its quarterly report on Form 10-Q including the $5.5 million, Deloitte would resign.

       On May 18, 1994, the Registrant agreed that the items aggregating approximately $4.1 million of income before income taxes that Deloitte had disagreed with on May 13, 1994, would not be included in the Registrant's reported income before income taxes, and that the remaining $1.4 million was yet unresolved. During the next two days, the Registrant presented Deloitte with yet additional new and previously unrecorded items aggregating $4.5 million of income before income taxes. On May 20, 1994, after reviewing additional information and documentation presented by the Registrant, Deloitte informed the Registrant that it was satisfied as to approximately $0.5 million of the newly identified $4.5 million. The remaining $4.0 million, the components of which were the subject of discussions between the Registrant and Deloitte, consisted of three items: (i) approximately $5.0 million of revenue relating to the sale of underlying lease rights to certain satellite transponder capacity ("sale of transponder capacity"); (ii) approximately $1.9 million reduction in cost of sales relating to certain "purchase accounting adjustments" recorded in connection with earlier business acquisitions; and (iii) approximately $2.9 million increase in the Registrant's provision for doubtful accounts. Deloitte informed the Registrant that: (a) it disagreed with the recording of revenue in connection with the "sale of transponder capacity," because the information and documentation presented to Deloitte did not support the recording of the sale as of March 31, 1994; (b) it was awaiting further information and documentation from the Registrant to support the "purchase accounting adjustments"; and
       (c) it needed additional support from the Registrant for the Registrant's proposed $2.9 million increase in its provision for doubtful accounts, because in all previous discussions regarding the Registrants' first quarter results, management of the Registrant had represented to Deloitte that the provision for doubtful accounts was adequate.

    (2) With respect to sentence 7 of paragraph 4, we believe the word "abruptly" is inappropriate considering the events described herein.

    (3) With respect to sentences 2, 3, and 4 of paragraph 5, Deloitte was engaged to perform a review of the Registrant's unaudited condensed consolidated financial statements for the quarter ended March 31, 1992, after the Registrant had filed such statements on Form 10-Q. In connection with this review, Deloitte expressed concerns regarding the accuracy of the Registrant's reported results of operations for such quarter, which were ultimately resolved

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       to Deloitte's satisfaction.  However, because of  weaknesses in  internal controls and procedures relating to the Registrant's interim financial reporting identified in performing this review, Deloitte insisted on performing timely quarterly reviews for subsequent interim periods and suggested that, prospectively, the Registrant's management meet with the outside directors on the Registrant's Audit Committee prior to the release of the Registrant's quarterly results. Deloitte did, in fact, perform timely quarterly reviews for each subsequent quarter. In an oral communication to the Audit Committee at the conclusion of the audit of the Registrant's financial statements for the year ended December 31, 1992, Deloitte noted that the condition of the Registrant's underlying accounting records had improved "dramatically". However, in the meeting held with the Registrant's Audit Committee on May 23, 1994, the day of Deloitte's resignation, Deloitte advised the Registrant that its internal controls and procedures relating to the Registrant's interim financial reporting that had improved in the latter part of 1992 and in 1993 had again deteriorated in the first quarter of 1994.

    (4) With respect to paragraph 6, as a result of the events surrounding the release and reporting of the Registrant's financial results for the first quarter of 1994, on May 23, 1994 Deloitte concluded, and so advised the Registrant's management and its Audit Committee, that there had been a serious breakdown in the process of identifying, analyzing and recording the Registrant's business transactions which prohibited the satisfactory completion of a quarterly review, recognizing the limitations of such an engagement. Deloitte also informed the Registrant's management and its Audit committee that it was no longer willing to rely on management's representations regarding its interim financial statements.

    (5) With respect to paragraph 7, management of the Registrant, with the concurrence of the Audit Committee, requested that Deloitte not issue formal written reports relating to internal controls and procedures or other comments arising from its audit of the Registrant's annual financial statements or its review of the Registrant's quarterly financial statements, but instead report orally on these matters at Audit Committee meetings. Such discussions did occur at Audit Committee meetings. In addition, Deloitte communicated the substance of the matters which constituted the disagreements and reportable events discussed herein to the Registrant's management on April 25, 1994, May 13, 1994, May 20, 1994, and May 23, 1994 and to the Registrant's Audit Committee on May 13, 1994 and May 23, 1994.

Deloitte & Touche

Los Angeles, California
June 13, 1994

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